Organization: Butler National Corporation
Document: SEC Comment Letter April 3, 2012

April 13, 2012

United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Butler National Corporation For 10K for Fiscal Year Ended April 30, 2011 Filed July 28, 2011 File No. 000-01678

Dear Mr. Humphrey

In response to your comment letter dated April 3, 2012, please find below the examples of comments and changes we intend to make in our 10-K for the fiscal year ended April 30, 2012.

In response to comments 1, 2, 4, and 5 concerning disclosure under Item 1 of Form 10-K of our gaming operations, the nature of our involvement with the Boot Hill Casino and Resort, our various management agreements and management fees for The Stables, we intend to expand our discussion as follows:

Financial Information about Industry Segments

Gaming – Indian

BNSC provides management to Indian tribes in connection with the Indian Gaming Regulatory Act of 1988. In the fall of 1990, the Board of Butler National Corporation had the background and experience to develop the opportunities available in the Indian Gaming industry. We have one currently active management agreement; however, the performance of this agreement is contingent upon, and subject to continued approval by the Secretary of Interior, Bureau of Indian Affairs, National Indian Gaming Commission, and the appropriate state, if required.

Generally, a "Management Agreement" between the Indian Tribe (the owner) and Butler National Service Corporation (the manager) is the final approval document issued by the National Indian Gaming Commission ("NIGC") before a tribe is authorized to conduct Indian gaming.  The Management Agreement or Contract is authorized and approved by the NIGC pursuant to the Indian Gaming Regulatory Act of 1988, PL 100-497, 102 Stat. 2467, 25 U.S.C. 2701-2721 (sometimes referred to as "IGRA").  Before the Management Agreement is approved by the NIGC, all required contracts with other parties must be approved; including, (a) the compact with the state for Class III gaming, if applicable, (b) compliance with the requirements of the National Environmental Protection Agency ("NEPA"), (c) a Tribal Gaming Ordinance approved by the NIGC, and (d) Indian land ownership or leases, if applicable, approved by the Bureau of Indian Affairs ("BIA").

Stables Casino:  In 1995, BNSC signed a Management Agreement with the Modoc Tribe.  Later, a Class III Indian Gaming Compact (a “Compact”) for a gaming establishment (known as “The Stables”) approved by the State of Oklahoma and by the Assistant Secretary, Bureau of Indian Affairs for the U.S. Department of the Interior.  The Compact was published in the Federal Register on February 6, 1996, and is, therefore, deemed effective. The initial Compact authorized Class III (Off-Track Betting "OTB") along with Class II (high stakes bingo) at a Modoc Indian land location within the boundaries of the City of Miami, Oklahoma. A later compact with the State of Oklahoma and the Modoc Tribe authorized certain Class III games under IGRA.  Our Management Agreement was approved by the NIGC on January 14, 1997.  The Modoc Tribe opened a gaming establishment known as The Stables in September 1998.

BNSC provided consulting and construction management for the development of The Stables and currently manage the establishment for the Modoc Tribe.  The Stables facility was expanded in April 2002 to approximately 30,000 square feet and is located south of the Modoc Tribal Headquarters building in Miami, Oklahoma.  The complex contains Class III gaming machines, Class III table games, Class II bingo machines, a bar, and a restaurant.  The Oklahoma Class III compact for expanded casino gaming was approved June 1, 2005.  The Modoc Tribe agreed to amend the Management Agreement to extend the expiration date through September 2013.  The operating income, before corporate allocation, has contributed approximately $1,122,000 annually over the past three fiscal years.

Associated risks:  The associated risk of Indian gaming is that a management agreement may not be approved and that the liquidation of the assets may not recover enough funds to cover our advances.  We have been involved in this business since 1990.

(Please note that this comment is stated as of April 30, 2011. See note below.)

Boot Hill Casino and Resort:  We provide gaming management to the Boot Hill Casino and Resort, a “state owned casino “, which commenced operations on December 15, 2009 through our subsidiary BHCMC, LLC, a Kansas limited liability company, jointly owned by BNSC and BHC Investment Company, L.C. “BHCI”.  “BNSC” has 99.6% ownership of BHCMC, LLC while BHCI has 0.4% ownership at April 30, 2011. BHCMC, LLC, rents the building and certain non-gaming equipment under the terms of a 25 year lease from BHC Development L.C. “BHCD”.  Butler National Corporation, its management, or subsidiaries have no ownership interest in BHCI or BHCD.

In March of 2007, the Kansas legislature passed Senate Bill 66 for state-owned gaming in Kansas.  “State Owned” is defined as the State of Kansas being the owners of the games played at the gaming facility. As a result of our prior experience with the Modoc Tribe, BNSC sought and was qualified for approval by the State of Kansas to manage the gaming facility in Southwest region of Kansas.

The Boot Hill Casino and Resort is designed to enhance and re-create the world famous 1879-1880's experience near the historic Boot Hill destination in Dodge City, Kansas.  Phase I of the development is completed and required a $50 million investment.  Phase II of the development is planned to be completed in 2013 at a total estimated project cost of approximately $60 million, which includes a hotel owned by a third party, community owned special events center, and completion of Phase II expansion of the unfinished gaming floor space built during Phase I construction. The Phase II expansion includes the interior finish of 15,000 square foot of casino shell and 216 additional gaming machines.

*(Note:  15. SUBSEQUENT EVENTS, on May 6, 2011, 10-K ending April 30, 2011.  In our 10-K ending April 30, 2012 the financial statements will reflect the BHC Investment exercise of the Option for the change in ownership structure as presented below, both in the MD&A and financial presentation. )

15.  SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure.

On May 6, 2011 BHCMC, LLC and BHC Investments entered into a lease agreement beginning March 1, 2012 and ending September 30, 2017 in the monthly amount of $182,081, for additional items provided to the Tenant by the landlord.

On May 1, 2011 BHC Investment Company exercised the option to acquire 100% of the Class A Preferred Interest in BHCMC, LLC.  The ownership structure of BHCMC, LLC is now:

Membership Interest	Members of BOM	Equity Ownership	Income (Loss) Sharing

Class A	3	20%	40%

Class B	4	80%	60%

In response to comments 3, concerning disclosure under Item 1 of Form 10-K of our gaming operations, the nature of our involvement with the The Stables  and how our relationship differs in involvement in Boot Hill Casino and Resort, we intend to expand our discussion as follows:

Current Activities:
Gaming – principally includes business management provided by our subsidiary, Butler National Service Corporation (“BNSC”).  We provide gaming management to the Boot Hill Casino and Resort, a “state owned casino “, which commenced operations on December 15, 2009 through our subsidiary BHCMC, LLC, a Kansas limited liability company jointly owned by BNSC and BHC Investment Company, L.C. “BHCI”.  “BNSC” has 99.6% ownership of BHCMC, LLC while BHCI has 0.4% ownership at April 30, 2011. BHCMC, LLC, rents the building and non-gaming equipment under the terms of a 25 year lease from BHC Development L. C. “BHCD”.  Butler National Corporation, its management, or subsidiaries have no ownership interest in BHCI or BHCD.  In addition to Boot Hill Casino and Resort we also provide management to “The Stables” for the past 14 years.  The Stables is an “NIGC” approved Class III and Class II Indian gaming Casino, which commenced operations in 1998.

*(Note:  15. SUBSEQUENT EVENTS, on May 6, 2011, 10-K ending April 30, 2011.  In our 10-K ending April 30, 2012 the financial statements will reflect the BHC Investment exercise of the Option for the change in ownership structure as presented above, both in the MD&A and financial presentation. )

In response to comments 6, 7, and 8, concerning disclosure under Item 7. Management Discussion and Analysis of Financial Conditions and Results of operations of Form 10-K, we intend to add the following tables and expand our discussion as follows:

Item 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal 2011 compared to Fiscal 2010

The following table sets forth statement of Net Revenue by business segment as a percent of the total Net Revenue:

	Fiscal Year Ended April 30,
	2011	2010	2009
Net Revenue:

Aircraft / Modifications	29.9%	41.4%	64.7%

Avionics / Defense	11.0%	16.9%	12.5%

Management / Professional Services	10.2%	16.2%	22.8%

Gaming-Boot Hill Casino & Resort	48.9%	25.5%	-%

Total net revenue	100.0%	100.0%	100.0%

Revenue and Operating Profit

Our revenue for fiscal 2011 was $46,335,328, an increase of 42.2% from fiscal 2010 revenue of $32,576,708.  We experienced a 16% decrease in earnings before taxes from fiscal 2010 to fiscal 2011.  Our operating profit for 2011 was $2,828,527 compared to $3,343,748 in 2010, a decrease of 15%.

Discussion of the specific changes by operation at each business segment follows the results of operations are based on pre-corporate allocations and non-controlling interest in BHCMC, LLC.

Aircraft Modifications:  Revenue from Aircraft Modifications segment for the fiscal year ending April 30, 2011, was $13,872,659, an increase of 3% from fiscal 2010 with revenue of $13,486,358, and an increase of 18.4% from fiscal 2009, with revenue of $11,713,497.  The modifications segment operating profit for the fiscal year ending April 30, 2011, was $4,393,029, an increase of 105% from fiscal 2010 with an operating profit of $2,146,533, and an increase of 118% from fiscal 2009 with an operating profit of $2,012,085.

The following table sets forth statement of operations gross profit data expressed as a percentage of segments net revenue for the fiscal years indicated:

Aircraft / Modifications	Fiscal Year Ended April 30,
	2011	2010	2009
Net Revenue: (in thousands)	13,873	13,486	11,714

Cost of sales: (in thousands)	8,196	9,047	8,444

Gross Profit	5,677	4,439	3,270

Gross profit %	40.9%	32.9%	27.9%

During the past few years we have seen a significant increase in aircraft camera modification.  The repetitive nature of our current aircraft modifications has significantly increased our operating profits.  As the economy grows aircraft owners may elect to update, modify, and purchase business aircraft.  A shift to business aircraft ownership positively impacts our aircraft modification revenues.  Although we cannot anticipate the future we must always consider the negative impact of items such as the September 11, 2001 event, increases in fuel prices, and general economic downturns.

Avionics:  Revenue from Avionics for the fiscal year ending April 30, 2011 was $5,072,298, a decrease of 8% from fiscal 2010 with revenue of $5,497,408, and an increase of 125% from fiscal 2009 with revenue of $2,255,776.  The avionics segment had an operating profit of $339,881 in fiscal 2011, $2,169,643 for fiscal 2010, and $338,468 for fiscal 2009.    Many economic and political uncertainties can impact the avionics product line.

The following table sets forth statement of operations gross profit data expressed as a percentage of segments net revenues for the fiscal years indicated:

Avionics /Defense	Fiscal Year Ended April 30,
	2011	2010	2009
Net Revenue: (in thousands)	5,072	5,497	2,256

Cost of sales: (in thousands)	3,576	2,447	1,135

Gross Profit	1,496	3,050	1,121

Gross profit %	29.5%	55.5%	49.7%

During the fiscal year we experienced a higher than usual cost of sales due to acquisition of King’s Avionics and a reduction of sales in the original core Avionics segment of 49%.  We believe the elevated cost of sales will improve once the reorganization of Kings Avionics is completed in the first six months of fiscal 2012.  Kings Avionics accounted for 44.7% of the Avionics / Defense revenue in fiscal year ended April 30, 2011.

Management / Professional Services

The following table sets forth statement of operations gross profit data expressed as a percentage of segments net revenue for the fiscal years indicated:

Management/Professional Services	Fiscal Year Ended April 30,
	2011	2010	2009
Net Revenue: (in thousands)	4,712	5,279	4,124

Cost of sales: (in thousands)	1,588	2,381	1,922

Gross profit	3,124	2,898	2,202

Gross profit %	66.3%	54.9%	53.4%

The increase in gross profit has a direct relationship to the increased Management Services as it relates to the gaming industry.  We have increased revenues in the gaming segment however we worked diligently to maintain the professional services direct costs to a relative stable percent of the overall expense.   The components of this segment are presented in detail in the following segments.

Services - SCADA Systems and Monitoring Services:  Revenue decreased 3% from $1,608,468 for fiscal 2010 to $1,562,294 for fiscal 2011.  During fiscal 2011, we maintained a relatively level volume of long-term contracts with municipalities.  We anticipate increases in revenue from additional lift station rehabilitations over the next three to four years.  Revenue fluctuates due to the introduction of new products and services and the related installations of these types of products.  Our contracts with our two largest customers have been renewed through fiscal 2012.  An operating profit of $253,780 in Monitoring Services was recorded for fiscal 2011, compared to a profit of $297,301 for fiscal 2010, a decrease of 14.6%.  We believe the service business has had revenue stability over the past few years and we expect this to continue.

Corporate / Professional Services:  Services in this segment include the architectural services related to gaming and other real estate development, administrative management services, and engineering consulting services.

Revenue consisting of architectural services and revenue related to completed construction projects were $849,100 for the fiscal year ended April 30, 2010 and $281,900 for the fiscal year ended April 30, 2011.  Projects related to architectural services decreased $524,309 for the twelve months to revenue of $644,434 at April 30, 2011.  An operating loss of $264,212 for the fiscal year ended April 30, 2011 was recorded compared to a profit of $59,631 for the fiscal year ended April 30, 2010.

Revenue related to gaming and other real estate development, on site contract management of gaming establishments for the fiscal year ended April 30, 2011 was $2,223,337 compared to $1,691,860 for the fiscal year ended April 30, 2010, an increase of 31.4%.  Operating profits from management services related to gaming increased $524,611 from $352,784 for the fiscal year ended April 30, 2010, to $877,395 for the fiscal year ended April 30, 2011.

Gaming-Boot Hill Casino and Resort:

The following table sets forth statement of operations gross profit data expressed as a percentage of segments net revenue for the fiscal years indicated:

Gaming Facility	Fiscal Year Ended April 30,
	2011	2010	2009
Net Revenue: (in thousands)	22,678	8,314	-

Cost of sales: (in thousands)	7,040	2,320	-

Gross Profit	15,638	5,994	-

Gross profit %	69.0%	72.1%	-%

Boot Hill Casino and Resort opened for business on December 15, 2009.  In the fiscal year ended April 30, 2011 the Gaming Facility received gross revenue including funds for the State of Kansas of $42,200,370 compared to $16,068,838 in fiscal year ended April 30, 2010.  Mandated fees, taxes and distributions reduced gross revenue by $19,521,963 leaving net revenue to us, as the manager, of $22,678,406 compared to $8,314,043 in fiscal year ended April 30, 2010.  Net income before taxes and minority interest were $397,147 in fiscal year ended April 30, 2010 compared to a loss of $577,353 in fiscal year ended April 30, 2011.

In response to comments 9, concerning the balance sheet liability  in excess of $2 million for gaming facility mandated payments, we respond as follows:

State of Kansas Mandated Payments

BHCMC, LLC collects the gaming revenue from all games under the contract with the Kansas Lottery.  Each business day, BHCMC, LLC forwards these funds to the State of Kansas deposit account.  The State of Kansas returns 73% of the gross revenue to BHCMC, LLC.  From the 73% balance, BHCMC, LLC is mandated to pay by contract the allocated expenses of the Kansas Racing and Gaming Commission, expenses of the Kansas Lottery and for the state owned gaming equipment.  Net Gaming Revenue is the result of deducting these payments from the gaming revenue.

At April 30, 2011 the amount of $2,028,015 was extraordinarily high due to the accrued payments for the state owned gaming equipment and accruals of the state gaming expenses.  As reported in the 10-Q dated January 31, 2012 the gaming facility mandated payments were $1,073,326.  We expect the 10-K dated April 30, 2012 to be relative to the January 31, 2012 10-Q filing.

In response to comments 10, concerning the discussion of liquidity and capital resources in regard to the expansion of the Boot Hill Casino and Resort, we intent to expand the discussion as follows:

The phase II development of an adjacent hotel and community owned special events center was funded by a third party’s and have been completed and is open to the public.  The remaining phase II construction requirements are in process, and are expected to be completed by early 2013. Phase II expansion of the unfinished gaming floor space built during Phase I construction is estimated to cost approximately $6 million and is being funded by current casino earnings, with minimum exposure to Butler National Corp.  The Phase II expansion includes the interior finish of 15,000 square feet of casino shell and 216 additional gaming machines.

In response to comments 11, concerning the presentation of Gross Profit in regards to the Consolidated Statement of Operations, we respond as follows:

We believe the presentation of Gross profit to be appropriate in our circumstances because of the following.

The Cost of Sales for the Aircraft Modifications and Avionics segments consist of direct materials and direct labor associated with production and components of products.  For the three years presented in the 10-K for the fiscal year ended April 20, 2011, Aircraft Modifications it is over 40% of the revenue.   The Boot Hill Casino and Resort Revenue for the three years represents approximately 32% of the revenue.

The Marketing, General and or Administrative expenses include administrative expenses consisting of advertising and promotions, general and administrative overhead not directly related to the Net Sales, and building and equipment costs.

We evaluate the presentation of the Consolidated Statement of Operations annually and will evaluate the presentation at April 30, 2012 based on the three years presented.

In response to comments 12, concerning ownership stake in BHCMC, LLC, we respond as follows:

We provide gaming management to the Boot Hill Casino and Resort, a “state owned casino “, which commenced operations on December 15, 2009 through our subsidiary BHCMC, LLC, a Kansas limited liability company jointly owned by BNSC and BHC Investment Company, L.C. (BHCI).  “BNSC” has 99.6% ownership while BHCI has 0.4% ownership at April 30, 2011. BHCMC, LLC, rents the building and non-gaming equipment under the terms of a 25 year lease from BHC Development L. C. (BHCD).  Butler National Corporation, its management, or subsidiaries have no ownership interest in BHCI or BHCD.

In March of 2007 Kansas passed Senate Bill 66 for state-owned gaming in Kansas.  “State Owned” defines the State of Kansas as the owners of the games played at the gaming facility.  BHCMC, LLC collects the gaming revenue from all games under the contract with the Kansas Lottery.  Each business day, BHCMC, LLC forwards these funds to the State of Kansas deposit account.  The State of Kansas returns 73% of the gross revenue to BHCMC, LLC.  From the 73% balance, BHCMC, LLC is mandated to pay by contract the allocated expenses of the Kansas Racing and Gaming Commission, expenses of the Kansas Lottery and for the state owned gaming equipment.  Net Gaming Revenue is the result of deducting these payments from the gaming revenue.

Please reference the below January 10-Q financial statement presentation.  We have attempted to clarify the Minority Member Interest in BHCMC, LLC as presented in the Consolidated Statement of Operations and other financial reports.

BUTLER NATIONAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	THREE MONTHS ENDED
	January 31,
	2012	2011
REVENUE
Aircraft / Modifications	$2,764,999	$4,005,617
Avionics / Defense	1,421,066	1,753,861
Management / Professional Services	1,414,836	1,066,552
Gaming facility	8,133,557	6,033,399
Net Revenue	13,734,458	12,859,429

COST OF SALES
Aircraft / Modifications	2,224,046	2,238,485
Avionics / Defense	861,664	1,238,418
Management / Professional Services	491,908	365,440
Gaming facility	2,063,747	1,917,273
Total Cost of Sales	5,641,365	5,759,616

GROSS PROFIT	8,093,093	7,099,813

OPERATING EXPENSES MARKETING, GENERAL & ADMINISTRATIVE	6,524,919	5,586,233

OPERATING INCOME (LOSS)	1,568,174	1,513,580

OTHER INCOME (EXPENSE)
Interest expense	(179,106)	(84,779)
Other	363	878
Other income (expense)	(178,743)	(83,901)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	1,389,431	1,429,679

PROVISION FOR (BENEFIT) FROM INCOME TAXES	278,242	564,000

NET INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST IN BHCMC, LLC	1,111,189	865,679
NET INCOME (LOSS) NON-CONTROLLING INTEREST IN BHCMC, LLC	(542,925)	1,359
NET INCOME (LOSS) BUTLER NATIONAL CORPORATION	$568,264	$867,038

BASIC EARNINGS PER COMMON SHARE	$.01	$.01

Shares used in per share calculation	56,594,262	56,156,448

DILUTED EARNINGS PER COMMON SHARE	$.01	$.01

Shares used in per share calculation	56,594,262	56,266,608

The accompanying notes are an integral part of these financial statements.

In connection with responding to the SEC comments Butler National Corporation acknowledges that:

•	Butler National Corporation is responsible for the adequacy and accuracy of the disclosure in all filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and
•	Butler National Corporation may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States

Sincerely,

Butler National Corporation

Angela Shinabargar, CFO